UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed pursuant to Rules 13d-1(b), (c), and (d)
and Amendments thereto filed pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )(1)

O.A.K. Financial Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

67081P 10 5

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67081P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gordon J. Van Singel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 110,934

	6.	Shared Voting Power 58,957

	7.	Sole Dispositive Power 110,860

	8.	Shared Dispositive Power 58,957

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 169,891

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.32%

12.	Type of Reporting Person (See Instructions) IN

**  SEE ITEM 4 OF THIS FILING

Item 1.
(a)	Name of Issuer O.A.K. Financial Corporation
(b)	Address of Issuer’s Principal Executive Offices 2445 84th Street, S.W. Byron Center, Michigan, 49315

Item 2.
(a)	Name of Person Filing Gordon J. Van Singel
(b)	Address of Principal Business Office or, if none, Residence 7261 Brooklyn Street, S.E. Grand Rapids, MI 49508
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock, no par value.
(e)	CUSIP Number 67081P 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 169,891
	(b)	Percent of class: 8.32%
	(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 110,934
	(ii)	Shared power to vote or to direct the vote 58,957
	(iii)	Sole power to dispose or to direct the disposition of 110,860
	(iv)	Shared power to dispose or to direct the disposition of 58,957

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The reporting person is deemed to be the beneficial owner of 110,000 shares held by the Jane Van Singel Trust (the “Trust”) of which the reporting person is sole trustee.  The beneficiaries of the Trust are entitled to receive dividends and/or proceeds from the sale of the shares held by the Trust.  The Trust previously filed a Schedule 13G to report ownership of these shares and that Schedule 13G is hereby withdrawn and replaced by this report.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2004
Date
/s/ Gordon J. Van Singel
Signature
Gordon J. Van Singel
Name/Title